Exhibit 99.1

TRANSITION THERAPEUTICS INC.

Annual Meeting of Shareholders

Management Information Circular

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Transition Therapeutics Inc. (the “Corporation”) for use at the Annual Meeting of the Corporation’s shareholders to be held on December 11, 2012 at the time and place and for the purposes set out in the accompanying Notice of Annual Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

November 9, 2012

TRANSITION THERAPEUTICS INC.

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Transition Therapeutics Inc. (the “Corporation”) will be held at the MaRS Centre, South Tower, 101 College Street, Room CR3, Toronto, Ontario, Canada, on Tuesday, December 11, 2012, at 4:00 p.m. (Toronto time), for the following purposes, to:

1.	receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2012 together with the auditors’ report thereon;

2.	elect directors of the Corporation for the ensuing year;

3.	reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	pass a resolution re-approving the Corporation's stock option plan and to approve all unallocated options, rights or other entitlements thereunder, as described in further detail in the accompanying Circular dated November 9, 2012;

5.	pass a resolution to approve, confirm and ratify the issuance of certain options issued by the Corporation since December 7, 2011, as described in further detail in the accompanying Circular; and

6.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular and the form of proxy have each been prepared for use at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

DATED as of the 9th day of November, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

LOUIS ALEXOPOULOS

Secretary

In order to be represented by proxy at the Meeting, you must complete, date and sign the enclosed form of proxy or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to the Corporation’s Registrar and Transfer Agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submit the completed proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 or by facsimile to facsimile number (416) 263 9524 or 1 866 249 7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

Contents

SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXY HOLDERS	1
REVOCABILITY OF PROXY	2
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	2
VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF	2
ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	3
BUSINESS OF THE MEETING	4
Consolidated Financial Statements and Auditors’ Report	4
Election of Directors	4
Appointment and Remuneration of the Auditors	5
Re-Approval of the Stock Option Plan	6
Approval of New Options	6
COMPENSATION DISCUSSION AND ANALYSIS	7
Chief Executive Officer’s Compensation	9
Performance Graph	9
Option-Based Awards	10
Risk Assessment and Oversight	10
Hedging Activities	10
Summary Compensation Table	10
Outstanding Option-based Awards	11
Incentive Plan Awards – Value Vested or Earned during the Year	12
Termination and Change of Control Benefits	12
Estimated Termination Payments	13
Compensation of Directors	13
Standard Arrangements	14
Directors - Outstanding Option-based Awards	14
Directors - Incentive Plan Awards – Value Vested or Earned during the Year	15
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	15
DESCRIPTION OF THE STOCK OPTION PLAN	15
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17
AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES	17

Contents

(continued)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	17
Composition of the Board	17
Board Mandate	18
Position Descriptions	18
Orientation and Continuing Education of Board Members	19
Measures to Encourage Ethical Business Conduct	19
Nomination of Board Members	19
Determination of Compensation of Directors and Officers	20
Assessment of Directors, the Board and Board Committees	20
ADDITIONAL INFORMATION	20
OTHER MATTERS	20
DIRECTORS’ APPROVAL	21
APPENDIX “A” MANDATE OF THE BOARD OF DIRECTORS	A-1
APPENDIX "B" STOCK OPTION PLAN	B-1

TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220
Toronto, Ontario
M5G 1L7

MANAGEMENT INFORMATION CIRCULAR

Except where indicated otherwise, the following information is dated as at November 9, 2012 and all dollar amounts are in Canadian dollars.

SOLICITATION OF PROXIES

The information contained in this Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Transition Therapeutics Inc. (the “Corporation”) for use at the Annual Meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on Tuesday, December 11, 2012 at 4:00 p.m. (Toronto time) at the MaRS Centre, South Tower, 101 College Street, Room CR3, Toronto, Ontario, Canada, and at all adjournments or postponements thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice”).

The solicitation of proxies is being made by or on behalf of the management of the Corporation. The Corporation will bear the entire cost of solicitation of proxies including preparation, assembly, printing and mailing of this Circular, the Notice, the form of proxy and the annual report (collectively, the “Documents”). Copies of the Documents are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Documents will also be furnished to banks, securities dealers, and clearing agencies holding in their names Common Shares, beneficially owned by others to forward to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers, or other regular employees of the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services.

APPOINTMENT OF PROXY HOLDERS

Shareholders may vote at the Meeting in person or by proxy. The persons named in the accompanying form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person other than the persons specified in such form of proxy (who need not be a shareholder of the Corporation) to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder may either insert the name of the desired person in the blank space provided in the accompanying form of proxy, or complete another appropriate form of proxy.

Those Shareholders who wish to be represented by proxy, must deposit their respective forms of proxy by (i) delivering the completed proxy to the Corporation’s transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submitting the completed proxy to Computershare Investor Services LLC, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or by facsimile to facsimile number (416) 263-9524 or 1-866-249-7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

REVOCABILITY OF PROXY

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, either at the registered office of the Corporation at any time up to 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The executive officers named in the enclosed form of proxy will: (1) vote for or withhold from voting the Common Shares for the election of the directors; and (2) vote for or withhold from voting the Common Shares for the reappointment of auditors; for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, the executive officers named in the enclosed form of proxy intend to vote the Common Shares represented by the proxy in favour of each motion put forth by management of the Corporation.

If a Shareholder appoints a person, other than the executive officers named in the accompanying form of proxy to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares, each carrying the right to one vote per share. As at November 9, 2012, the Corporation had 26,921,302 Common Shares outstanding. Only Shareholders of record at the close of business on November 6, 2012 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after the Record Date may on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

As at the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares, except as follows:

Name	Number of Common Shares	Percentage of Class
Mr. Jack Schuler	5,215,854	19.4%
Mr. Larry N Feinberg	3,405,766	12.7%
Fidelity Management and Research	3,388,657	12.6%

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is provided to beneficial holders of Common Shares of the Corporation who do not hold their Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

In addition, a proxy may be revoked by the Shareholder by executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation within the time period set out under the heading “Revocability of Proxy”, or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

BUSINESS OF THE MEETING

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to:

1.	receive the audited consolidated financial statements of the Corporation for the year ended June 30, 2012, together with the auditors’ report thereon;

2.	elect the directors of the Corporation for the ensuing year;

3.	approve the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

4.	pass a resolution re-approving the Corporation's stock option plan and to approve all unallocated options, rights or other entitlements thereunder, as described in further detail in the accompanying management information circular dated November 9, 2012;

5.	pass a resolution to approve, confirm and ratify the issuance of certain options issued by the Corporation since December 7, 2011, as described in further detail in the accompanying Circular; and

6.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Consolidated Financial Statements and Auditors’ Report

The Corporation’s audited consolidated financial statements for the year ended June 30, 2012, and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding the Corporation’s audited consolidated financial statements.

Election of Directors

Five directors are proposed to be elected at the Meeting. All directors so elected will, subject to the by laws of the Corporation and to applicable laws, hold office until the close of the next annual meeting of the Shareholders, or until their respective successors are elected or appointed.

On the recommendation of the Corporation’s Corporate Governance Committee, the board of directors of the Corporation (the “Board”) adopted an individual voting standard for the election of directors prior to the Meeting. Under such individual voting standard, in the event that any nominee for election receives more “withheld” votes than “for” votes at any meeting at which shareholders vote on the uncontested election of directors, the Board will consider the result and, if deemed to be in the best interests of the Corporation and its shareholders, may request that such nominee tender his or her resignation from the Board in a manner that facilitates an orderly transition. It is anticipated that any decisions necessitated in the circumstances outlined in the preceding sentence will be made within 90 days, and the Board may fill any vacancy created thereby.

All of the nominees are now members of the Board and have been since the dates indicated below. The term of each current director’s appointment will expire at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote at the Meeting for the election of each of the nominees. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth for all persons proposed to be nominated by management for election as directors, their province/state and country of residence, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of November 9, 2012.

Name and province/State and Country of Residence(1)(2)	Director Since	Present Principal Occupation and Pincipal Occupation for Preceding Five Years	Number of Common Shares
Mr. Michael Ashton(3)(4)(5) CT, USA	December 2002	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company.	3,889
Mr. Paul Baehr(3)(4)(5) Quebec, Canada	December 2002	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	4,445
Dr. Tony Cruz Ontario, Canada	January 1999	Chairman and Chief Executive Officer of the Corporation.	846,124
Mr. Christopher M. Henley(3)(4)(5) Ontario, Canada	October 2000	President, Henley Capital Corporation, an exempt market dealer and portfolio manager.	63,153
Dr. Gary W. Pace CA, USA	January 2002	Chairman and founder of Sova Pharmaceuticals Inc. since 2010; Director of Pacira Pharmaceuticals Inc. since 2008; Director and consultant of QRxPharma, a biotechnology company, since 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since 2002; Director of ResMed since 1994.	57,907

Notes:

(1)	If the director is elected, the term of the director’s appointment will expire at the Corporation’s 2013 Annual Meeting of Shareholders.
(2)	All of the directors, except for Dr. Cruz, are independent directors.
(3)	Member of the Audit Committee. Mr. Chris Henley is Chair of this Committee.
(4)	Member of the Corporate Governance and Nominating Committee. Mr. Michael Ashton is the Chair of this Committee.
(5)	Member of the Compensation Committee. Mr. Paul Baehr is Chair of this Committee.

Appointment and Remuneration of the Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since December 2005. The Board has proposed that PricewaterhouseCoopers LLP be reappointed as the Corporation’s independent auditors for the year ending June 30, 2013 and that the Board be authorized to fix the auditors’ remuneration. A majority of the votes cast by the Shareholders represented at the Meeting is required for approval of the appointment of the Corporation’s auditors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting in favour of the reappointment of PricewaterhouseCoopers LLP as the Corporation’s auditors and the authorization of the Corporation’s directors to fix the auditors’ remuneration.

Re-Approval of the Stock Option Plan

The Corporation has in place a stock option plan (the “Stock Option Plan”) which was established in 1999 and last amended by approval of the Shareholders at the annual Shareholders’ meeting held on December 8, 2008. Option grants and the maximum number of Common Shares that may be issued pursuant to stock options are governed by the terms of the Stock Option Plan. Please see "Securities Authorized for Issuance Under Equity Compensation Plans" (below) for a detailed description of the Stock Option Plan. In addition, a copy of the Stock Option Plan is attached as Appendix "B" hereto.

As the Stock Option Plan is a "rolling" plan, the Toronto Stock Exchange (the "TSX") requires that all unallocated options, rights or other entitlements under the Stock Option Plan be approved by a corporation's shareholders every three years from its institution and thereafter. The Stock Option Plan was inadvertently not re-approved at the 2011 annual meeting of the Corporation. As a result of the foregoing, the Corporation will place the Stock Option Plan in its entirety before Shareholders for their re-approval at the Meeting.

The text of the proposed resolution to re-approve the Stock Option Plan and approve all unallocated options, rights and other entitlements thereunder (the "Stock Option Plan Resolution") is as follows:

"BE IT RESOLVED THAT:

1.	the Stock Option Plan (as defined in the management information circular of Transition Therapeutics Inc. (the "Corporation") dated November 9, 2012) is hereby re-approved;

2.	all unallocated options, rights or other entitlements under the Stock Option Plan are hereby approved, which approval shall be effective until December 11, 2015; and

3.	any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

Approval of the Stock Option Plan Resolution will require the affirmative vote of a majority of the votes cast thereon at the Meeting. This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, (i) options which have not been allocated as of November 9, 2012 and (ii) options which are outstanding as of November 9, 2012 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options under the Stock Option Plan will continue to be unaffected by the approval or disapproval of the Stock Option Plan Resolution.

The Board recommends that Shareholders vote in favour of the Stock Option Plan Resolution and, unless otherwise indicated, the persons named in the enclosed form of proxy will vote in its favour.

Approval of New Options

In June 2012, the Corporation granted 570,000 options with a vesting period over 3 years and an exercise price of $2.10 to Named Executive Officers (as such term is used in National Instrument Form 51-102 – Statement of Executive Compensation) of the Corporation as follows: (i) 250,000 options to Tony Cruz, Chief Executive Officer; (ii) 100,000 options to Aleksandra Pastrak, Vice President Clinical Development and Medical Officer; (iii) 85,000 options to Nicole Rusaw-George, Chief Financial Officer; (iv) 85,000 options to Carl Damiani, Vice President Business Development; and (v) 50,000 options to Bruce Connop, Vice President Non-Clinical & Pharmaceutical Development.

In June 2012, the Corporation also granted 114,000 options with an exercise price of $2.10 and a vesting period over 3 years to individuals who were directors, officers or employees (but not Named Executive Officers) of the Corporation. In June 2012, the Corporation granted 60,000 options with an exercise price of $2.09 and a vesting period over 2 years, to individuals who were directors of the Corporation (options issued to directors, officers, employees and Named Executive Officers collectively, the "New Options"). As the Stock Option Plan was not re-approved at the 2011 annual meeting of the Corporation, the New Options were issued outside of the Stock Option Plan.

The text of the proposed resolution to approve, confirm and ratify the issuance of New Options (the "New Option Resolution") is as follows:

"BE IT RESOLVED THAT:

1.	the issuance of the New Options (as defined in the management information circular of Transition Therapeutics Inc. (the "Corporation") dated November 9, 2012) is hereby approved, confirmed and ratified; and

2.	any one director or officer of the Corporation, is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

Approval of the issuance of the New Options will require the affirmative vote of a majority of the votes cast thereon at the Meeting. If approval of the issuance of the New Options is not obtained at the Meeting, the New Options will be cancelled by the Corporation. Previously allocated options under the Stock Option Plan will continue to be unaffected by the approval or disapproval of the New Option Resolution.

The Board recommends that Shareholders vote in favour of the New Option Resolution and, unless otherwise indicated, the persons named in the enclosed form of proxy will vote in its favour.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the executive officers is determined by the Board upon recommendations made by the Compensation Committee. The following individuals comprise the Compensation Committee of the Board:

Mr. Michael Ashton
Mr. Paul Baehr
Mr. Christopher Henley

The Compensation Committee of the Board of Directors (the “Compensation Committee”) exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation. It annually reviews and recommends to the Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $150,000; (iii) bonuses and grants of options under the Corporation’s Stock Option Plan; and (iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.

The Corporation’s executive compensation policies are designed to attract and retain competent individuals, be competitive with leading biotechnology companies and recognize individual and overall corporate performance. The Corporation’s policy with regard to remuneration is to review each executive officer’s remuneration on an annual basis in terms of individual and corporate performance as well as against peer company comparables to ensure that the officers are reasonably compensated. Each year, the Compensation Committee compares the total compensation of the executive officers with that of executive officers at peer surveyed biotechnology companies for reasonableness. The Compensation Committee reviews the Corporation’s peer group on an annual basis to ensure the Corporation compares itself with industry-appropriate peers of comparable size, revenue, market capitalization and stage of product pipeline. The Corporation’s peer group for fiscal 2012 consisted of the following 16 public companies:

Aeterna Zentaris Inc.	AVI BioPharma Inc.
Bioniche Life Sciences Inc.	Cangene Corporation
Cardiome Pharma Corp.	Insmed Inc.
OncoGenex Pharmaceuticals, Inc.	Oncolytics Biotech Inc.
Oncothyreon Inc.	Orexigen Therapeutics, Inc.
Peregrine Pharmaceuticals Inc.	QLT Inc.
Resverlogix Corp.	Tekmira Pharmaceuticals Corporation
Theratechnologies Inc.	YM Biosciences Inc.

The executive officers’ compensation is composed of salaries, bonuses and stock options. The Compensation Committee balances the need for short term performance incentives in the form of cash bonuses and salary increases with long term retention/performance incentives, which consist of option grants. Base salaries and benefits are set taking into account the median of comparator companies in the Corporation’s peer group. A major portion of senior executive compensation, however, is variable; the total amount received is directly influenced by the results of the Corporation and the executive officer’s own performance.

In terms of bonuses, each year the Compensation Committee establishes overall corporate goals. In addition, the Corporation establishes individual goals with each executive officer which relate to the executive officer’s direct area of responsibility. The maximum bonus that can be earned by the executive officers, except for the Chief Executive Officer, is 20% of base salary and the percentage of bonus achieved is based on the percentage of goals achieved with a weighting to corporate goals of 67% and to individual goals of 33%. In addition, at least 40% of the corporate goals must be achieved for any bonus to be paid out. The bonus of the Chief Executive Officer is approved by the Compensation Committee and the Board on an annual basis. A summary of the fiscal 2012 corporate goals and associated weightings are outlined in the table below:

Corporate Performance Objectives
Objectives	Associated Weighting
Pre-Clinical & Clinical Development	60%
Partnering, Corporate Development & Financial	40%
Total	100%

Stock options under the Corporation’s Stock Option Plan are granted by the Board, upon the recommendation of the Compensation Committee, from time to time, as the primary long term performance incentive compensation program. The Compensation Committee and the Board take into account the amount and terms of outstanding options when determining whether and how many new option grants will be made.

Chief Executive Officer’s Compensation

During the year ended June 30, 2012, the Chief Executive Officer received an increase in base salary of $11,031 from the year ended June 30, 2011. In respect of work performed during the year ended June 30, 2012, 40% of the corporate goals were achieved. In light of the fact that only 40% of the corporate goals were achieved, the Compensation Committee decided in May, 2012 that cash bonuses would not be granted to the Named Executive Officers at June 30, 2012.

For fiscal 2013, the Chief Executive Officer can earn a maximum bonus of 30% of his base salary and the achievement of this bonus is 100% dependent on the achievement of set corporate goals, which have been determined by the Compensation Committee and the Board.

Performance Graph

The following graph compares the cumulative total Shareholder return of $100 invested in the Common Shares with the cumulative total return of the S&P/TSX Canadian Health Care Index for the period of June 30, 2008 to June 30, 2012.

	June 30/08	June 30/09	June 30/10	June 30/11	June 29/12
TTH	$100.00	$32.50	$24.70	$22.10	$15.40
S&P/TSX Capped Health Care Index	$100.00	$77.50	$111.90	$164.60	$187.30

Option-Based Awards

Option based awards were granted to executives, officers and directors of the Corporation during fiscal 2012. In assessing the grant of options, the Compensation Committee and the Board take into account factors such as existing grants, performance and market conditions.

Risk Assessment and Oversight

The Board does not believe that the Corporation's compensation programs encourage excessive or inappropriate risk taking as: (i) the Corporation's employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value which allows employees to focus on the Corporation's business; and (ii) the stock option plan encourages a long-term perspective due to the vesting provisions of the options.

Hedging Activities

Although the Corporation does not have a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the Named Executive Officer or director, no Named Executive Officer or director has entered into any such agreement.

Summary Compensation Table

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Corporation’s Chief Executive Officer, Chief Financial Officer and for the next three most highly compensated executive officers of the Corporation other than the Chief Executive Officer and Chief Financial Officer (the “Named Executive Officers” as the term is used in National Instrument Form 51-102 – Statement of Executive Compensation), whose total salary and bonus exceeded $150,000.

Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Incentive Plans	Long-term incentive plans	Pension value ($)	All other compensation	Total compensation
Tony Cruz, Chairman & Chief Executive Officer	2012	378,741	-	366,150	-	-	-	1,388(4)	746,279
	2011	367,710	-	486,300	75,213	-	-	1,388(4)	930,611
	2010	357,000	-	-	66,300	-	-	1,576(4)	424,876

Aleksandra Pastrak, VP Clinical Development & Medical Officer	2012	243,477	-	146,460	-	-	-	1,388(4)	391,325
	2011	236,385	-	294,650	37,198	-	-	1,388(4)	569,621
	2010	229,500	-	-	34,185	-	-	1,576(4)	265,261

Nicole Rusaw-George, Chief Financial Officer	2012	173,384	-	124,491	-	-	-	752(4)	298,627
	2011	160,742	-	118,150	25,295	-	-	-	304,187
	2010	156,060	-	-	23,246	-	-	-	179,306

Carl Damiani, VP Business Development	2012	183,960	-	124,491	-	-	-	-	308,451
	2011	178,602	-	188,750	28,105	-	-	-	395,457
	2010	173,400	-	-	25,828	-	-	-	199,228

Bruce Connop, VP Non-Clinical and Pharmaceutical Development (2)	2012	157,590	-	73,230	7,564	-	-	-	238,384
	2011	153,000	-	24,500	14,446	-	-	-	191,946
	2010	145,000	-	-	12,959	-	-	-	157,959

Elie Farah, Former President & Chief Financial Officer	2012	164,052	-	-	-	-	-	294,897(3)	458,949
	2011	278,409	-	365,250	47,456	-	-	8,888(5)	700,003
	2010	270,300	-	-	50,327	-	-	9,076(5)	329,703

Notes:

(1)	Ms. Rusaw-George was appointed Chief Financial Officer on December 12, 2011, but has been employed by the Corporation in other capacities since June 21, 2005.
(2)	Dr. Connop was appointed Vice President Non-Clinical and Pharmaceutical Development on July 1, 2012 but has been employed by the Corporation in other capacities since December 1, 2006.
(3)	On December 9, 2011, Mr. Farah, President and Chief Financial Officer, left the Company, which resulted in a termination payment of $286,761. Under the terms of Mr. Farah’s Employment Agreement, the Corporation matched his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year and Mr. Farah received subsidized parking from the Corporation in the amount of $636.
(4)	Dr. Cruz, Dr. Pastrak and Ms. Rusaw-George receive subsidized parking from the Corporation and the subsidy represents the full amount of all other compensation disclosed.
(5)	Under the terms of Mr. Farah’s Employment Agreement, the Corporation matched his contributions to a Registered Retirement Savings Plan, to a maximum of $7,500 per year and Mr. Farah received subsidized parking in the amount of $1,388 and $1,576 during the years ended June 30, 2011 and 2010 respectively.

Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the Named Executive Officers that were outstanding at June 30, 2012:

Option-based Awards
Name	Number of Securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options($) (1)
Tony Cruz	55,000	4.15	June 16, 2014	-
	55,000	3.50	August 12, 2015	-
	150,000	3.22	May 26, 2021	-
	250,000	2.10	June 1, 2022	-

Aleksandra Pastrak	40,000	4.15	June 16, 2014	-
	40,000	3.50	August 12, 2015	-
	85,000	3.22	May 26, 2021	-
	100,000	2.10	June 1, 2022	-

Nicole Rusaw-George	20,000	4.15	June 16, 2014	-
	15,000	3.50	August 12, 2015	-
	35,000	3.22	May 26, 2021	-
	85,000	2.10	June 1, 2022	-

Carl Damiani	35,000	4.15	June 16, 2014	-
	25,000	3.50	August 12, 2015	-
	55,000	3.22	May 26, 2021	-
	85,000	2.10	June 1, 2022	-

Bruce Connop	5,556	15.48	July 9, 2012 (2)	-
	2,000	13.50	September 11, 2012(2)	-
	20,000	13.00	March 18, 2013	-
	10,000	13.70	June 30, 2013	-
	10,000	3.22	May 26, 2021	-
	50,000	2.10	June 1, 2022	-

Elie Farah(3)	45,000	4.15	January 11, 2013	-
	42,697	3.50	January 11, 2013	-
	65,625	3.22	January 11, 2013	-

Notes:

1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 29, 2012 of $2.09 and the exercise price of the options. All options were out-of-the-money at June 30, 2012.
2)	The original option expiry date occurred during a trading black-out. Pursuant to the terms of the Stock Option Plan, the original expiry date was extended.
3)	Upon Mr. Farah ceasing to be President and Chief Financial Officer of the Corporation, the original option expiry dates accelerated so that vested options would all expire on January 11, 2013.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Tony Cruz	Nil
Aleksandra Pastrak	Nil
Nicole Rusaw-George	Nil
Carl Damiani	Nil
Bruce Connop	Nil
Elie Farah (2)	Nil

Notes:

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on Friday, June 29, 2012 of $2.09.
(2)	Upon his ceasing to be President and Chief Financial Officer, 95,312 of Mr. Farah’s options immediately vested; however, all such options were out of the money on December 9, 2011.

Termination and Change of Control Benefits

The Corporation has an employment contract with Dr. Tony Cruz under which Dr. Cruz was paid a salary of $378,741 per year at the end of the most recently completed financial year. His employment contract has no fixed term and states that Dr. Cruz would be paid a severance payment of a) 12 months’ salary if his employment with the Corporation is terminated without cause; or (b) 18 months’ salary if his employment is terminated following a change of control of the Corporation.

The Corporation also has an employment contract with Dr. Aleksandra Pastrak whereby Dr. Pastrak was paid a salary of $243,477 per year at the end of the most recently completed financial year. Her employment contract has been in effect since October 19, 1999, has no fixed term and provides that she would be paid severance equal to 1 month’s salary for every year she has been employed by the Corporation if her employment is terminated without cause.

The Corporation also has an employment contract with Ms. Nicole Rusaw-George whereby Ms. Rusaw-George was paid a salary of $180,000 per year at the end of the most recently completed financial year. Her employment agreement has been in effect since June 21, 2005, has no fixed term and provides that she would be paid severance equal to one month for every year she has been employed by the Corporation, to a maximum of nine months, if her employment is terminated without cause.

The Corporation also has an employment contract with Mr. Carl Damiani whereby Mr. Damiani was paid a salary of $183,960 per year at the end of the most recently completed financial year. His employment agreement has been in effect since October 1, 2003, has no fixed term and provides that he would be paid a severance equal to 8 months’ salary if his employment is terminated without cause.

The Corporation also has an employment contract with Dr. Bruce Connop whereby Dr. Connop was paid a salary of $157,590 per year at the end of the most recently completed financial year. His employment contract has been in effect since December 1, 2006, has no fixed term and provides that he would be paid a severance equal to 8 months’ salary if his employment is terminated without cause.

Under the terms of Mr. Farah’s employment contract, Mr. Farah was entitled to receive severance if his employment was terminated by the Corporation without cause equal to 12 months’ salary. Mr. Farah was terminated without cause by the Company on December 9, 2011 and received a termination payment of $286,761.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming that their employment was terminated on June 30, 2012 without cause or due to a change in control.

Name	Severance ($)	Accelerated Vesting of Options ($) (1)(2)	Continuation of Benefits ($)	Total ($)
Tony Cruz (3)	568,112	-	10,535	578,647
Aleksandra Pastrak	263,767	-	7,609	271,376
Nicole Rusaw-George	120,000	-	4,134	124,314
Carl Damiani	122,640	-	4,302	126,942
Bruce Connop	78,795	-	3,050	81,845

Notes:

(1)	Values calculated based on the closing price of Common Shares on the TSX on June 29, 2012 of $2.09.
(2)	If the Named Executive Officers are terminated without cause without a change in control, the vesting of the unvested options at the date of termination does not accelerate. In the event of a change in control of the Corporation, the unvested options outstanding will vest immediately.
(3)	If Dr. Cruz’s employment is terminated without cause, without a change in control, total termination payment would be approximately $385,764, consisting of a severance payment of $378,741, accelerated vesting of options of Nil, and benefit continuance of approximately $7,023.

Compensation of Directors

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2012:

Name	Fees earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Michael Ashton	45,250	22,466	-	67,716
Paul Baehr	47,000	22,466	-	69,466
Christopher Henley	46,000	22,466	-	68,466
Gary W. Pace	35,000	22,466	-	57,466

Dr. Tony Cruz, Chief Executive Officer and a director of the Corporation, does not receive any compensation as a director of the Corporation, but receives compensation as an executive officer of the Corporation as detailed under the heading “Chief Executive Officer’s Compensation”. The remaining directors are not employees of the Corporation. Non-employee directors have been remunerated in the following manner.

Standard Arrangements

The Corporation has standard arrangements for its non-employee directors, which include the following:

•	Board member annual retainer in the amount of $18,000 and an annual grant of stock options;
•	Committee Chair annual retainers – the Audit Committee Chair is paid $10,000 annually and the Corporate Governance and Nominating Committee and Compensation Committee Chairs are each paid $6,000 annually;
•	Board and Committee meeting fees are paid in the amount of $1,500 for each meeting attended and $750 for each conference call attended;
•	Travel fees of $1,000 for each meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person; and
•	All reasonable out of pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

Directors - Outstanding Option-based Awards

The following table sets forth information with respect to stock option grants exercisable into Common Shares made to the directors that were outstanding at June 30, 2012.

Option-based Awards
Name	Number of Securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options($) (1)
Michael Ashton	10,000	13.70	June 30, 2013	-
	10,000	4.29	June 30, 2014	-
	10,000	3.42	June 30, 2015	-
	15,000	3.00	June 30, 2021	-
	15,000	2.09	June 30, 2022

Paul Baehr	10,000	13.70	June 30, 2013	-
	10,000	4.29	June 30, 2014	-
	10,000	3.42	June 30, 2015	-
	15,000	3.00	June 30, 2021	-
	15,000	2.09	June 30, 2022

Christopher Henley	10,000	13.70	June 30, 2013	-
	10,000	4.29	June 30, 2014	-
	10,000	3.42	June 30, 2015	-
	15,000	3.00	June 30, 2021	-
	15,000	2.09	June 30, 2022

Gary W. Pace	10,000	13.70	June 30, 2013	-
	10,000	4.29	June 30, 2014	-
	10,000	3.42	June 30, 2015	-
	15,000	3.00	June 30, 2021	-
	15,000	2.09	June 30, 2022	-

Notes

(1)	Calculated based on the difference between the closing price of the Common Shares on the TSX on June 29, 2012 of $2.09 and the exercise price of the options.

Directors - Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for option-based awards, the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Name	Option-based awards – Value vested during the year ($)(1)
Michael Ashton	Nil
Paul Baehr	Nil
Christopher Henley	Nil
Gary W. Pace	Nil

Notes

(1)	All options that vested during the year were out of the money based on the closing price of Common Shares on the TSX on June 29, 2012 of $2.09.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at June 30, 2012.

Plan Category	Number of Common Shares to be issued Upon Exercise of Options	Weighted Average Exercise Plan of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders	1,205,919	$5.33	1,486,211
Equity compensation plans not approved by securityholders (New Options)	744,000	$2.10	-
Total	1,949,919	$4.10	742,211(1)

Note:

(1)	Provided the New Option Resolution is approved at the Meeting, the 1,486,211 Common Shares remaining available for future issuance under equity compensation plans will be reduced by 744,000 Common Shares to 742,211 Common Shares. See "Approval of New Options".

DESCRIPTION OF THE STOCK OPTION PLAN

Pursuant to the Corporation's Stock Option Plan, Options may be granted to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Corporation or affiliates of the Corporation (collectively, “Optionees” and each an “Optionee”). The term, exercise price, number of Common Shares covered by each option and the period during which the option is exercisable is determined by the Board of Directors at the time the options are granted, in accordance with the criteria set out in the Stock Option Plan. The Board of Directors approved an amendment to the Stock Option Plan to provide for the term of any option issued after December 7, 2010 to have a term not exceeding ten years. Options issued prior to December 7, 2010 have a term not exceeding five years. The exercise price of all future option grants will be equal to (i) the weighted average trading price for the five trading days prior to the date of grant or (ii) the price determined by the Corporation’s Board of Directors at the time of grant, provided that the option exercise price shall not be less than the fair market value for each Common Share on the date of the grant of such option, as determined in good faith by the Board.

The Stock Option Plan is a ten percent (10%) rolling plan and, therefore, the number of Common Shares reserved for issuance thereunder is equal to ten percent (10%) of the Corporation’s issued and outstanding Common Shares from time to time.

The Stock Option Plan provides that the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding securities and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding Common Shares. Under the Stock Option Plan, no Optionee shall be granted options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Common Shares issued and outstanding from time to time and the total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Common Shares of the Corporation in any twelve (12) month period.

Notwithstanding the specified expiry period of each option at the time of grant, the Stock Option Plan provides for the early expiry of options in certain circumstances. Options held by an officer or employee of the Corporation or one of its affiliates expire: (i) on the date of termination of employment if such employment is terminated for cause; (ii) ninety (90) days from the date such Optionee voluntarily ceases employment with the Corporation or one of its affiliates; (iii) twelve (12) months from the date of termination of employment by reason of death, disability, illness, retirement or early retirement; and (iv) six (6) months following termination without cause of such Optionee’s employment. Options held by a director or member of the Scientific Advisory Board of the Corporation or a consultant to the Corporation or one of its affiliates, provided such Optionee is not employed by the Corporation or one of its affiliates, expire: (i) twelve (12) months following the date such Optionee ceased to act in such capacity by reason of death, disability, illness, retirement or early retirement; and (ii) ninety (90) days from voluntarily ceasing to act in such capacity or being terminated without cause. The Stock Option Plan provides for an extended expiry date for options expiring during a black out period.

The Stock Option Plan does not contemplate granting financial assistance by the Corporation for the purchase of any options granted pursuant to the Plan. In addition, no option or interest therein is assignable or transferable other than by will or applicable laws of succession.

The Stock Option Plan provides that the Board may amend, suspend or terminate the Stock Option Plan, subject to obtaining any required regulatory approval, except that the following amendments require the approval of Shareholders:

(a)	an increase in the maximum number of Common Shares issuable pursuant to the Stock Option Plan;

(b)	a reduction in the exercise price for options held by insiders;

(c)	an extension to the term of options held by insiders;

(d)	an increase in the maximum number of Common Shares issued or issuable to insiders pursuant to the Stock Option Plan; and

(e)	an amendment in the provisions of the amending procedures of the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no directors, executive officers or employees are indebted to the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no informed person, proposed director or associate or affiliate of any informed person or proposed director of the Corporation had a direct or indirect interest in any transaction with the Corporation during the year ended June 30, 2012.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, of any director or proposed nominee for director, or executive officer or any one who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

Reference is made to the section entitled, “Audit Committee”, which is contained at pages 24 and 25 in the Corporation’s Annual Information Form, dated September 7, 2012 which section is hereby incorporated by reference. The Corporation’s Annual Information Form can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Composition of the Board

Four of the five members of the Board are independent directors. These independent directors are Mr. Michael Ashton, Mr. Paul Baehr, Mr. Christopher Henley and Dr. Gary Pace. Dr. Tony Cruz is not independent as he is the Chief Executive Officer of the Corporation.

Dr. Cruz is the Chairman of the Board. As Dr. Cruz is not an independent director, Mr. Ashton has been appointed the Lead Director. Dr. Cruz is responsible for chairing meetings of the Board and calls meetings of the Board as required between the regularly scheduled quarterly meetings, as issues of substance arise. The Lead Director is also the Chairman of the Corporate Governance and Nominating Committee. The Lead Director is responsible for the management, development and effective performance of the Board and provides leadership to the Board for all aspects of the Board’s work.

The Lead Director of the Board acts in an advisory capacity to the Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.

In fiscal 2012, the full Board met eleven times, excluding resolutions passed by written approval of the directors without holding a meeting. All meetings were fully attended by each director.

The Board regularly holds in-camera sessions where management and non-independent Board members are excused from scheduled meetings. During fiscal 2012, four in-camera sessions were held.

The Audit, Corporate Governance and Nominating, and Compensation Committees met four, two and two times, respectively. All of those meetings were attended by all members of the respective committees.

The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management.

The directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
Mr. Michael Ashton	Hikma Pharmaceuticals Plc. Puricore Plc
Mr. Paul Baehr	IBEX Technologies Inc.
Dr. Gary Pace	Pacira Pharmaceuticals Inc ResMed Inc.

Board Mandate

The Board has adopted a “Mandate for the Board” (the “Board Mandate”) which states that the Board has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board Mandate further states that the Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation’s constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board Mandate further states that the Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. The Board Mandate further states that in performing its functions, the Board should also consider the legitimate interests that other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The full text of the Board Mandate is attached as Appendix “A” to this Circular.

The Board may also perform any other activities consistent with its mandate, the Business Corporations Act (Ontario), the Corporation’s constating documents and any other governing laws as the Board determines necessary or appropriate.

Position Descriptions

The Board, as a whole, has created a written mandate for each Committee and terms of reference for the Chairman of each Committee of the Board. The terms of reference for each Committee Chairman describe the qualifications for appointment, his reporting responsibilities, the function of the Chairman and his key responsibilities.

The Board has adopted a formal position description for the Chief Executive Officer and sets objectives which the Chief Executive Officer is responsible for meeting. The Board adopts and annually reviews a strategic planning process and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. This process is undertaken in consultation with the Chief Executive Officer.

Orientation and Continuing Education of Board Members

The Corporation currently has a process of orientation and education for new members of the Board. When a new member joins the Board, the member has a meeting with the management of the Corporation. This meeting includes an orientation of the business, strategy, financials and history of the Corporation as well as a question and answer period. The new member also meets with the Board and with each Committee, to which the new board member is appointed, to discuss with the Board/Committee its mandates, policies and procedures. New Board members are also given a copy of the Corporation’s Governance Manual, the Board Mandate and the individual Committee Mandates. Any further orientation and/or education is dependent on the needs of the new member and may include items such as formal training sessions, attendance at seminars, etcetera.

Measures to Encourage Ethical Business Conduct

The Board has adopted a “Code of Business Conduct and Ethics” (the “Code”) for the directors, officers and employees of the Corporation. A person or company may obtain a copy of the Code by contacting Nicole Rusaw-George, Chief Financial Officer, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260 7770. The Board has implemented a whistleblower policy (the “Whistleblower Policy”) whereby the Corporate Governance and Nominating Committee receives, retains, investigates and acts on complaints and concerns of employees, shareholders and members of the public (“Reports”) regarding: (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation’s accounting policies (an “Accounting Allegation”); (b) compliance with legal and regulatory requirements (a “Legal Allegation”); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations. Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporate Governance and Nominating Committee and any Report, whether made to management or the Corporate Governance and Nominating Committee, will be reviewed by the Corporate Governance and Nominating Committee, which may, in its discretion, consult with any member of management who is not the subject of the Allegation and which may have appropriate expertise to assist the Corporate Governance and Nominating Committee. The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member of the Corporate Governance and Nominating Committee and will remain confidential and the Corporate Governance and Nominating Committee shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person. The Whistleblower Policy forms part of the Corporation’s employee handbook.

In the event a conflict of interest arises with a director regarding a proposed transaction or agreement of the Corporation, the director will govern himself in accordance with the Business Corporations Act (Ontario) and abstain from voting on any such matter.

Nomination of Board Members

The Corporate Governance and Nominating Committee determines who shall be nominated for election to the Board. The Corporate Governance and Nominating Committee’s primary duties and responsibilities are to: (a) review and make recommendations to the Board in respect of the governance of the Corporation; (b) propose to the full Board nominees to the Board; (c) assess directors on an on-going basis; and (d) approve the hiring of special counsel by the other committees of the Board. The Corporate Governance and Nominating Committee is comprised entirely of independent directors: Mr. Michael Ashton, Mr. Paul Baehr and Mr. Christopher Henley.

The Board reviews its size on an on going basis, and at least annually, with a view to determining the impact of the number of directors upon effectiveness.

Determination of Compensation of Directors and Officers

The Board has a Compensation Committee with a mandate for reviewing the adequacy and form of compensation of directors and officers at least on an annual basis. The Compensation Committee reports its findings to the full Board and recommends compensation which is appropriate for the responsibilities and risks assumed by the directors. The Compensation Committee is comprised of three directors who are independent: Mr. Paul Baehr, Mr. Michael Ashton and Mr. Christopher Henley.

The Compensation Committee’s primary duties and responsibilities are to review and make recommendations to the Board in respect of: (a) human resource policies, practices and structures (to monitor consistency with the Corporation’s goals and near and long term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential); (b) compensation policies and guidelines; (c) management incentive and perquisite plans and any non-standard remuneration plans; (d) senior management, executive and officer appointments and their compensation; (e) management succession plans, management training and development plans, termination policies and termination arrangements; (f) the Corporation’s senior human resource (organizational) structure; and (g) Board compensation matters. The Compensation Committee makes recommendations with respect to the compensation of the executive officers and the Board to the Board, which gives final approval with respect to any executive compensation and directors’ compensation matters and issues. The Board has adopted a “Mandate for the Compensation Committee”.

Assessment of Directors, the Board and Board Committees

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation’s Annual Report to Shareholders for the year ended June 30, 2012 is being mailed to shareholders of the Corporation along with this Circular. The Annual Report to Shareholders contains financial information about the Corporation including the audited consolidated financial statements and management discussion and analysis of the Corporation for the year ended June 30, 2012 and the report thereon of PricewaterhouseCoopers LLP. To request copies of the Corporation’s financial statements and management discussion and analysis, shareholders may contact the Corporation by email at info@transitiontherapeutics.com or Nicole Rusaw-George, Chief Financial Officer, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260 7770.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which are not now known to management should properly be brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

Dated as of November 9, 2012.

Dr. Tony Cruz Chief Executive Officer

APPENDIX “A”
MANDATE OF THE BOARD OF DIRECTORS

Policy Statement

The Board of Directors (the “Board”) of Transition Therapeutics Inc. (the “Corporation”) has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day to day conduct of the business of the Corporation.

Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and is free from any interest and any business or other relationship, which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Corporation other than interest and relationships arising from shareholdings.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation’s constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Responsibilities

The Board’s fundamental objectives are to enhance and preserve long term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, creditors, partners and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

Discharge of Duties

In contributing to the Board’s discharging of its duties under this Mandate, each Member of the Board shall be obligated only to exercise the care, diligence and skill that a responsibly prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended, or may be construed, to impose on any Member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard which all Board Members are otherwise subject.

Reliance on Experts

In contributing to the Board’s discharging of its duties under this Mandate, each Member shall be entitled to rely in good faith upon:

(a)	representations made to him by an officer of the Corporation,

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Specific Duties

1.	Legal Requirements

(a)	the Board has the oversight responsibility for meeting the Corporation’s legal requirements and for properly preparing, approving and maintaining the Corporation’s documents and records.

(b)	The Board has the responsibility to:

i.	manage the business and affairs of the Corporation;

ii.	act honestly and in good faith with a view to the best interests of the Corporation;

iii.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

iv.	act in accordance with its obligations contained in the Corporation’s constating documents and all relevant legislation and regulations.

(c)	The Board has the responsibility for considering the following matters as a full Board which may not be delegated to management or to a committee of the Board:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the Directors;

iii.	the issuance of securities;

iv.	the purchase, redemption or any other form of acquisitions of shares issued by the Corporation;

v.	the payment of a commission to any person in consideration of his/her purchase or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

vi.	the approval of management proxy circulars; and

vii.	the approval of any take over bid circular or directors’ circular.

2.	Independence

The Board shall have the responsibility to:

(a)	implement appropriate structures and procedures to permit the Board to function independently of management;

(b)	implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(c)	provide an orientation and education program for newly appointed members of the Board.

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3.	Strategy Determination

The Board shall:

(a)	adopt and annually review a strategic planning process and approve the strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(b)	annually review operating and financial performance results relative to established strategy, budgets and objectives.

4.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long term viability of the Corporation.

5.	Appointment, Training and Monitoring of Senior Management

The Board shall:

(a)	appoint the Chief Executive Officer (“CEO”) and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO’s performance against a set of mutually agreed objectives directed at maximizing shareholder value;

(b)	ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

(c)	establish limits of authority delegated to management.

6.	Reporting and Communication

The Board has the responsibility to:

(a)	verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)	verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(d)	verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)	report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

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7.	Monitoring and Acting

The Board has the responsibility to:

(a)	review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements;

(b)	verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(c)	approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)	monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(e)	take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(f)	verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

8.	Other Activities

(a)	the Board shall prepare and distribute the schedule of Board meetings for each upcoming year; and

(b)	the Board may perform any other activities consistent with this mandate, the Corporation’s constating documents and governing laws as the Board determines necessary or appropriate.

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APPENDIX "B"

AMENDED AND RESTATED

STOCK OPTION PLAN

OF TRANSITION THERAPEUTICS INC.

1.	PURPOSE OF THE PLAN

1.1	The purpose of the stock option plan (the “Plan”) for directors, officers, employees, members of the Scientific Advisory Board, and consultants of Transition Therapeutics Inc. (the “Company”) or one of its affiliates (as defined below) (collectively, the “Participants”) is to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by the Participants. For the purposes of the Plan, “affiliates” shall mean any subsidiary of the Company, whether now or hereafter existing, of which the Company either holds or is the beneficiary, at any time, directly or indirectly, of securities conferring over fifty percent (50%) of the votes enabling it to elect the majority of the directors of such entity as well as any current or future subsidiary of such entity or, any parent corporation which is a shareholder of the Company.

2.	ADMINISTRATION

2.1	The Plan shall be administered by the Company’s Board of Directors (the “Board”) or the Compensation Committee (the “Committee”). Any reference to the Board hereafter shall include the Board and/or the Committee as applicable. The Board shall have final authority over the Plan and shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan. The decision of the Board shall be definitive and mandatory for the purpose of the Plan.

2.2	The Chief Executive Officer shall have the authority to offer options (the “Options”) to purchase Shares (as defined in section 3.1) to Participants, with the exception of directors (who shall be dealt in accordance with the procedure contemplated in section 2.1), within the parameters established therefor from time to time by the Committee or the Board.

3.	SHARES SUBJECT TO THE PLAN

3.1	The shares subject to the Plan are the common shares (the “Shares”) of the Company.

3.2	Subject to adjustment as provided under Article 14 hereof, the maximum number of Shares issuable under the Plan is ten percent (10%) of the then issued and outstanding Shares of the Company from time to time.

3.3	The number of Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

3.4	The number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding Shares.

3.5	No Optionee (as defined in section 5.1) shall be granted Options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time.

3.6	The total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Shares of the Company in any twelve (12) month period.

3.7	All of the Shares covered by Options that have expired or been cancelled without having been exercised shall become reserved Shares for the purposes of Options that may be subsequently granted under the terms of the Plan.

4.	TERM OF PLAN

4.1	The Plan shall remain effective for an unlimited period unless terminated by the Board. No grant of Options shall be made after the date upon which the Plan is terminated, provided that the Plan and all grants made under the Plan prior to such date shall remain in effect until such grants have been satisfied or terminated in accordance with the terms of the Plan and such grants.

5.	GRANT OF OPTIONS

5.1	The Board shall from time to time designate a Participant (an “Optionee”) to whom Options shall be granted and the number of Shares covered by each of such Options.

5.2	Upon the grant of an Option, the Company will deliver to the Optionee an option agreement (“Option Agreement”) dated the date of the granting of the Option, containing the terms and conditions of the Options granted as determined by the Board and which terms and conditions shall be consistent with the Plan, and upon delivery to the Company of the Option Agreement as executed by the Optionee, such Optionee will be a Participant in the Plan and will have the right to purchase the number of Shares in respect of which such Option relates on the terms and conditions set out in the Option Agreement and in the Plan.

6.	TERMS AND CONDITIONS

6.1	The Option Agreements need not be identical, but each such Option Agreement pertaining to Options, by appropriate language, shall include the substance of all the following terms and conditions:

6.1.1	The number of Shares in respect of which the granted Option pertains.

6.1.2	The minimum number of the Shares that may be purchased upon each partial exercise of the Option.

6.1.3	The Option exercise price, which price shall be set by the Board and shall be equal to one hundred percent (100%) of the Subscription Price (as defined in section 7.1) of the Shares at the time the Option is granted.

6.1.4	The date of the Option grant, which shall be the date whereby the Board reserves a specific number of Shares to be issued to a Participant pursuant to an exercise of Option granted under the Plan.

6.1.5	Each Option shall be exercisable during a period established by the Board (the “Option Period”); such period shall commence no earlier than the date of the granting of the Option and shall terminate no later than ten (10) years after such date.

6.1.6	If the date on which an Option expires pursuant to an Option Agreement occurs during or within nine trading days after the last day of a period during which a policy of the Company prevents an insider from trading in the shares (a “Black-Out Period”) the Option Period for the Option will be extended by ten trading days from the date the relevant Black-Out Period ends.

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6.1.7	The date on which payment is to be made with respect to the exercise of the Option.

6.1.8	The circumstances, if any, under which all or any portion of any Option previously granted and unexercised is to be or may be accelerated or terminated, the terms of which shall not be inconsistent with the Plan.

6.1.9	The total number of Shares subject to an Option may, but need not, be allotted in periodic instalments (which may, but need not, be equal). The Option Agreement may provide that, from time to time during each of such instalment periods, the Option may become exercisable (“vest”) with respect to some or all of the Shares allotted to such instalment. The Option may be subject to such other terms and conditions at the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate.

6.1.10	Options may be exercised in whole or in part with respect to the Shares which have vested during a specific instalment period and to the Shares which have vested during any previous periodic instalment period and which have not yet been exercised at such time.

6.2	Option Agreements may contain such other provisions not inconsistent with the Plan as the Board, in its discretion, deems advisable. No Option Agreement shall, however, impose an obligation upon the Optionee to exercise an Option.

7.	SUBSCRIPTION PRICE

7.1	If the Company is then a private or “closed” company, the subscription price (the “Subscription Price”) for each Share covered by an Option shall be established by the Board, but such price shall not be lower than the fair market value (“FMV”) thereof as at the time any such Option is granted. The FMV shall be equal to the price per Share of the last “bona fide” private placement offering of Shares.

7.2	Subsequent to an initial public offering and the listing of the shares on a recognized stock exchange in either Canada or the United States, the Subscription Price for each Share covered by an Option shall be equal to the weighted average closing price of the Shares for the five business days immediately preceding the date of the Option grant or as determined by the Board, provided that the Subscription Price of an Option shall be no less than 100% of the fair market value for each such Share on the date of the grant of such Option, as determined by the Board in good faith.

7.3	In the event that the number of Shares subject to any Option is adjusted pursuant to the Plan, a corresponding adjustment shall be made in the Subscription Price per Share.

8.	TERMINATION

8.1	Notwithstanding the provisions of subsection 6.1.5, an Option shall be void and not exercisable by an Optionee from and after each and every one of the following dates (an “Early Expiry Date”) unless the Board decides otherwise:

(i)	where the Optionee is an officer or an employee of the Company or one of its affiliates, the date on which the employment of the Optionee with the Company or one of its affiliates, as the case may be, is terminated for cause;

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(ii)	where the Optionee is an officer or an employee of the Company or one of its affiliates, ninety (90) days following the date on which the Optionee resigns or voluntarily leaves his employment; or

(iii)	in the case where the Optionee is a director or a member of the Scientific Advisory Board or a consultant of the Company or one of its affiliates, as the case may be, but is not employed by either the Company or one of its affiliates, ninety (90) days following the date on which such Optionee ceases to be a director or a member of the Scientific Advisory Board or a consultant for any reason other than those mentioned in sub-paragraph 8.1(ii); or

(iv)	where the Optionee is an officer or employee of the Company or one of its affiliates, twelve (12) months following the date on which the Optionee’s employment is terminated by reason of death, disability, illness, retirement or early retirement, or six (6) months following the date on which the Optionee's employment is terminated without cause; or

(v)	in the case where the Optionee is a director or a member of the Scientific Advisory Board or a consultant of the Company or any of the Company’s affiliates, but is not employed by either the Company or any of affiliates, twelve (12) months following the date on which such Optionee ceases to be a director or a member of the Scientific Advisory Board or a consultant by reason of death, disability, illness, retirement or early retirement; or

(vi)	in the event of death of an Optionee in (i) and (ii), the Option of the Optionee may be exercised within the said twelve (12) month period by such Optionee’s legal representative(s).

8.2	Such rules shall not be interpreted in such a manner as to extend the applicable Option Period.

8.3	All rights conferred by any Option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.

9.	EXERCISE OF OPTIONS

9.1	Subject to the provisions of Paragraph 6.1.5 and Article 8, an Option may be exercised in whole, at any time, or in part, from time to time, during the applicable Option Period, but in all cases in accordance with the exercise frequency established by the Board at the time of the grant, which exercise frequency may be modified by the Board but only to the benefit of the Optionees.

9.2	Notwithstanding the provisions of Sections 9.1 paragraph 6.1.5 and Article 8, an Option shall not be exercisable by an Optionee before the date at which the Shares are listed on a recognized stock exchange. In the event that the Shares are not listed on a recognized stock exchange before the termination of the Option Period, the Option shall then become null and void as of the termination of the Option Period.

9.3	An Option may be exercised by written notice to the Chief Executive Officer of the Company. Such notice shall set forth the number of Shares for which the Optionee is subscribing and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Company in the amount of the aggregate Subscription Price. The Company shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than ten (10) business days following the receipt of such notice and the cheque representing payment in full of the aggregate Subscription Price.

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10.	NO ASSIGNMENT

10.1	No Option or interest therein shall be assignable or transferable by an Optionee other than by will or the applicable laws governing succession. An Optionee may not otherwise alienate, sell, pledge, hypothecate or encumber an Option. The obligations of an Optionee under the Plan shall be binding upon such Optionee’s heirs, executors, legal representatives and administrators.

11.	NOT A SHAREHOLDER

11.1	An Optionee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Option until such Optionee shall have paid the Subscription Price and become the holder of record of such Shares. No adjustment shall be made for any dividends or other distributions or rights of a similar nature for which the record date is prior to the date of the Optionee becoming the holder of record of Shares.

12.	OFFER FOR SHARES OF THE COMPANY

12.1	In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Company to each Optionee and all unexercised Options will become exercisable immediately at the Subscription Price but only to the extent necessary to enable an Optionee to tender such Optionee’s Shares in response to the offer should the Optionee so desire. In the event that an Optionee does not exercise his unexercised Option within ten (10) days of the receipt of such notice, such unexercised Option shall then become null and void.

13.	EFFECTS OF ALTERATION OF SHARE CAPITAL, ACQUISITION, AMALGAMATION OR DISSOLUTION ON OPTIONS

13.1	In the event of any change in the number of outstanding Shares of the Company by reason of any stock dividend, stock split, recapitalization, reclassification, merger, consolidation, combination or exchange of Shares or other similar change, subject to the prior approval of any stock exchange on which the Shares are listed, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of shares issuable under the Plan or subject to outstanding Options and in the Subscription Price of such shares. Such adjustment will be definitive and mandatory for the purposes of the Plan.

13.2	In the event the Company is amalgamated with or acquired by another company in a merger or pursuant to a statutory arrangement, and the Shares are converted by virtue of the amalgamation or merger or statutory arrangement into other property, whether in the form of securities, cash or otherwise, then to the extent permitted by applicable law, an Optionee shall have the right, upon exercise of any Option granted under the Plan, provided that such Option is currently exercisable and has not otherwise been terminated, to receive the kind and amount of shares or other securities or property to which the Optionee would have been entitled if the Optionee had received Shares by exercise of the Option immediately prior to or simultaneously with such amalgamation or merger or statutory arrangement, and the exercise price of the Option shall be adjusted accordingly. The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Board or the Committee. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to an Option.

13.3	Notwithstanding anything contained herein to the contrary, following a determination by the Board or the Committee to effect or proceed with certain events or transactions described below, and in any event at least ten (10) days prior to the effectiveness of such transaction, the Board or Committee, in its sole discretion, may decide to accelerate all Options granted prior to the effective date of the transaction such that even if such Option has been outstanding for less than one year or if other provisions contained in the respective Option Agreements require the Option or any portion thereof to be outstanding for a minimum amount of time prior to exercise, the Options shall become immediately exercisable. Further, in the event of any such transaction, the Board or the Committee, upon at least ten (10) days written notice to the holder of all or any portion of any Option previously granted and unexercised, may, in its sole discretion, provide that such Option or any unexercised portion thereof outstanding as of the effective date of such transaction shall terminate. These events or transactions are as follows:

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13.3.1	A sale or transfer of all or substantially all of the assets of the Company to another corporation (other than a wholly-owned subsidiary), person or entity, or upon a distribution by the Company of its assets as a liquidating or partial liquidating dividend with respect to the Shares, or the happening of any other similar event affecting the Shares;

13.3.2	An amalgamation of the Company with, or an acquisition of, another company, and as a result of such transaction the holders of the voting shares of the Company prior to such transaction would receive or hold less than a majority of the voting shares of the resulting or surviving corporation or organization; or

13.3.3	A recapitalization from public or private sources.

13.4	Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or the Subscription Price of Shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

13.5	In the event of a proposed dissolution or liquidation of the Company, each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Board.

14.	AMENDMENT

14.1	The Board may, at any time and from time to time, amend, suspend or terminate the Plan in whole or in part without shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of an Optionee where such amendment, suspension or termination materially prejudices the rights of an Optionee.

14.2	Except as provided in Article 13, the termination of the Plan shall have no effect on outstanding Options, which shall remain in force in accordance with their terms and conditions under the Plan.

14.3	Notwithstanding the provisions of Section 14.1, the Board may not, without the approval of the security holders of the Corporation, make amendments to the Plan for any of the following purposes:

14.3.1	to increase the maximum number of Shares that may be issued pursuant to Options granted under the Plan as set out in Sections 3.2, 3.5 and 3.6;

14.3.2	to reduce the Subscription Price of Options for the benefit of an insider;

14.3.3	to extend the expiry date of the Options for the benefit of an insider (other than an extension solely as a result of an option set to expire during a black-out period);

14.3.4	to increase the maximum number of Shares issuable to insiders, pursuant to Section 3.3 and 3.4; and

14.3.5	to amend the provisions of this Section 14.3.

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14.4	In addition to the changes that may be made pursuant to Article 13, the Board may, at any time and from time to time, without the approval of the security holders of the Corporation, amend any term of any outstanding Option (including, without limitation, the Subscription Price, vesting and expiry of the Option), provided that:

14.4.1	any required approval of any regulatory authority or stock exchange is obtained;

14.4.2	if the amendments would reduce the Subscription Price or extend the expiry date of the Options granted to insiders, approval of the security holders of the Corporation must be obtained;

14.4.3	the Board would have had the authority to initially grant the Option under the terms so amended; and

14.4.4	the consent or deemed consent of the Optionee is obtained if the amendment would materially prejudice the rights of the Optionee under the Option.

15.	OTHER PROVISIONS

15.1	The Company’s obligation to issue Options granted or Shares under the terms of the Plan is subject to all applicable laws, regulations and rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities. Each Optionee shall:

15.1.1	agree to comply with such laws, regulations and rules;

15.1.2	provide to the Company any information or undertaking required to comply with such laws, regulations and rules; and

15.1.3	if the Shares are not listed on any recognized stock exchange at the time any Option is exercised, become a party to, be bound by, and comply with the terms of any shareholders’ agreement relating to the Company.

15.2	The Plan, the grant and exercise of Options under the Plan and the Company’s obligation to issue Shares on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations. No Option will be granted and no Shares will be issued under the Plan where such grant or issue would require registration of the Plan or of such Shares under the securities laws of any federal, provincial or foreign jurisdiction and any purported grant of any Option or issue of Shares in violation of this provision will be void. Shares issued to Optionees pursuant to the exercise of Options may be subject to limitation on sale or resale under applicable securities laws or stock exchange policies.

15.3	The participation in the Plan of a Participant shall be entirely optional and voluntary and shall not be interpreted as conferring upon a Participant any right or privilege whatsoever, except for the rights and privileges expressly set out in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Company or any of its affiliates to terminate the employment of an officer or employee, or the consulting or other arrangement with a director, consultant or member of the Scientific Advisory Board at any time. Any notice of dismissal or termination of a consulting or other arrangement, as applicable, given to a Participant, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment or consulting or other arrangement for purposes of the Plan.

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15.4	No Participant shall acquire the automatic right to be granted one or more Options under the terms of the Plan by reason of any previous grant of Options under the terms of the Plan.

15.5	Nothing contained in this Plan will prevent the Board from adopting other or additional share compensation arrangements, subject to obtaining any required regulatory or shareholder approvals.

15.6	The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

15.7	The Company and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a Participant, and such persons are urged to consult their own tax advisors in such regard.

15.8	The Plan and any Option granted under the terms of the Plan shall be governed by and interpreted in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

15.9	Upon the granting of Options, the Company will represent to the regulatory authorities, if required by applicable regulatory requirements, that the Optionee is a bona fide Participant.

15.10	The Plan is dated as of November 1, 1999 and amended as of December 16, 2003, December 12, 2005, and December 8, 2008, and December 7, 2010, respectively.

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SCHEDULE A TO STOCK OPTION PLAN

TRANSITION THERAPEUTICS INC.

OPTION PLAN - PURCHASE FORM

SECTION A - PURCHASE REQUEST - TO BE COMPLETED BY OPTIONEE

Name:

Mailing Address:

Social Insurance Number:	Office Telephone:

Current Position in Company:

Date of Grant	Number of Options Granted	Number of Options Exercised Hereby*	Exercise Price	Purchase Price

Total Purchase Price:

Method of Payment:	Cash	Certified cheque	Bank draft

*I hereby elect to exercise the number of Options to purchase common shares of Transition Therapeutics Inc. indicated above.

Signature:	Date:

SECTION B - VERIFICATION - TO BE COMPLETED BY COMPANY

I hereby certify that the above individual is eligible to exercise the number of Options as indicated above and acknowledge receipt of payment therefor.

Signature:	Date:

INFORMATION FOR TAX PURPOSES

Market value of common shares on exercise date:

SECTION C - RECEIPT OF COMMON SHARES - TO BE COMPLETED BY OPTIONEE

I acknowledge receipt of certificate numbers:

Signature:	Date: